SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

04 MAR 31 AM 7:21

04010990

30 March 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 29 March 2004 as published in the South China Morning Post in Hong Kong on 30 March 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
APR 06 2004
THOMSON FINANCIAL

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

4/5

Exemption File No. 82-5006

04 MAR 31 AM 7:21

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

2003 FINAL RESULTS ANNOUNCEMENT

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its subsidiaries (the "Group"), and associated companies for the year ended 31 December 2003.

Due to a change in accounting policy concerning deferred taxation on adoption of the revised Hong Kong Statement of Standard Accounting Practice No. 12 "Income Taxes" with effect from 1 January 2003, the financial statements of the previous year have been restated. Accordingly, numbers of the previous financial year where referred to for comparison purposes refer to restated numbers.

The consolidated profit attributable to shareholders for the year ended 31 December 2003 increased to US$72.7 million (US3.33 cents per share) from US$63.4 million (US2.91 cents per share) in respect of 2002.

The consolidated net asset value stood at US$2,624 million (US$1.20 per share) as at 31 December 2003 compared to US$2,555 million (US$1.17 per share) as at 31 December 2002 and the Group's net borrowings to shareholders' equity ratio was 40.6% compared to 39.7% as at 31 December 2002.

The Directors recommend a final dividend of **HK8 cents** per share for 2003 payable to shareholders whose names appear on the Registers of Members of the Company on Tuesday, 25 May 2004. With the interim dividend of HK6 cents per share paid in November 2003, the total dividend for 2003 is HK14 cents per share (2002: HK7 cents). Eligible shareholders may elect to receive the proposed final dividend wholly or partly in new ordinary shares of par value HK$1.00 each of the Company, credited as fully paid in lieu of cash (the "2003 Final Scrip Dividend Scheme").

Subject to shareholders' approval of the payment of the final dividend at the forthcoming Annual General Meeting of the Company, the proposed final dividend is expected to be paid on Wednesday, 28 July 2004 and the dividend warrants and/or certificates for the new shares to be issued pursuant to the 2003 Final Scrip Dividend Scheme is expected to be dispatched to those entitled thereto on or about Wednesday, 28 July 2004.

The 2003 Final Scrip Dividend Scheme is conditional upon: (a) the issue price of a new share to be issued pursuant thereto being not less than the nominal value of a share of the Company; (b) the approval of the proposed final dividend at the Company's forthcoming Annual General Meeting to be held on Tuesday, 25 May 2004; and (c) the approval of The Stock Exchange of Hong Kong Limited (the "HKSE") and the Singapore Exchange Securities Trading Limited for the listing of and permission to deal in the new shares to be issued pursuant thereto. In the unlikely event that any of the conditions are not satisfied, shareholders will receive the final dividend for 2003 wholly in cash. The issue price of the new shares to be issued under the 2003 Final Scrip Dividend Scheme will be fixed after the Company's Annual General Meeting with reference to the average closing prices of the shares of the Company quoted on the HKSE for the five consecutive trading days to be determined by the Directors. Thereafter, a press announcement setting out the basis of allotment and the issue price of new shares under the 2003 Final Scrip Dividend Scheme will be published. A circular containing details of the 2003 Final Scrip Dividend Scheme together with an election form will be sent to the relevant shareholders on or about Thursday, 10 June 2004.

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Note	2003 US$'000	Restated 2002 US$'000
Turnover	2	**540,417**	600,521
Cost of sales		**(234,383)**	(248,752)
Gross profit		**306,034**	351,769
Other revenues		**23,692**	6,868
Marketing expenses		**(25,599)**	(26,527)
Administrative expenses		**(51,816)**	(53,535)
Other operating expenses		**(116,322)**	(155,819)
Operating profit before finance costs		**135,989**	122,756
Finance costs		**(47,244)**	(41,026)
Operating profit	4	**88,745**	81,730
Share of results of associated companies		**39,668**	40,629
Profit before taxation		**128,413**	122,359
Taxation	5	**(46,403)**	(49,690)
Profit after taxation		**82,010**	72,669
Minority interests		**(9,343)**	(9,275)
Profit attributable to shareholders		**72,667**	63,394
Interim dividend paid		**16,767**	19,530
Proposed final dividend	6	**24,258**	-
Basic earnings per share	7	**US3.33 cents**	US2.91 cents
Diluted earnings per share	7	**N/A**	N/A

FINANCIAL HIGHLIGHTS

As at 31 December

	2003	Restated 2002
Shareholders' equity *(in US$ millions)*	**2,624.0**	2,555.1
Net borrowings (Total of bank loans, overdrafts and other borrowings less cash and bank balances) *(in US$ millions)*	**1,064.9**	1,013.7
Net asset value per share *(in US$)*	**1.20**	1.17
Net borrowings to shareholders' equity ratio	**40.6%**	39.7%
Issued shares *(in millions)*	**2,181.3**	2,179.7

Notes:

1. Principal accounting policies and basis of presentation

The accounting policies and methods of computation used in the preparation of these accounts are consistent with those used in the annual accounts for the year ended 31 December 2002 except that the Group has changed an accounting policy following its adoption of the following revised Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 12 "Income Taxes" issued by the Hong Kong Society of Accountants which became effective for accounting periods commencing on or after 1 January 2003. Certain comparative figures have also been restated to conform with the current year presentation.

SSAP 12 "Income Taxes"

In accordance with the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

Summary of Effects of this Change in Accounting Policy :

Debit/(Credit)	Investment properties revaluation reserve *US$'000*	Share of investment properties revaluation reserves in associated companies *US$'000*	Retained profits *US$'000*	Negative goodwill *US$'000*	Deferred taxation *US$'000*	Minority interests *US$'000*	Interests in associated companies *US$'000*
Accumulated effects as at 1 January 2002							
– Additional provision for net deferred tax liabilities	64,465	68,026	122,240	–	(144,003)	22,614	(133,342)
– Reduction of negative goodwill as a result of restatement of deferred tax liabilities on the date of acquisition of subsidiaries and associated companies	–	–	–	169,950	(169,950)	–	–
– Reversal of amortisation of negative goodwill	–	–	68,287	(68,287)	–	–	–
	64,465	68,026	190,527	101,663	(313,953)	22,614	(133,342)

Effects for the year ended 31 December 2002							
– (Reversal of)/additional provision for net deferred tax liabilities	(2,017)	(13,571)	18,354	–	(8,985)	1,176	5,043
– Reversal of amortisation of negative goodwill	–	–	11,330	(11,330)	–	–	–
	(2,017)	(13,571)	29,684	(11,330)	(8,985)	1,176	5,043
Accumulated effects as at 31 December 2002	62,448	54,455	220,211	90,333	(322,938)	23,790	(128,299)

2. Turnover

Turnover represents revenue from hotel operations, which comprise room rentals, food and beverage sales and rendering of ancillary services, hotel management and related services, and real estate operations.

3. Segmental reporting

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office and commercial
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

An analysis of the Group's revenue and results for the year by geographical segments by location of assets is as follows:

Segment revenue and results (US$'000)
For the year ended 31 December 2003

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	105,744	158,102	71,060	76,901	33,352	66,939	28,319	-	540,417
Inter-segment sales	2,870	8,030	3,597	1,729	1,709	1,784	706	(20,425)	-
Total	108,614	166,132	74,657	78,630	35,061	68,723	29,025	(20,425)	540,417
Results									
Segment results	(9,742)	53,587	14,676	11,169	11,079	11,289	4,636	-	96,694
Interest income									2,634
Dividend income									1,427
Net realised gains on other investments									676
Net unrealised gains on other investments									17,672
Provision for impairment losses on other land and buildings	-	(9,500)	-	-	-	-	-	-	(9,500)
Unallocated corporate expenses									(4,551)
Amortisation of negative goodwill									5,893
Surplus on valuation of investment properties	-	12,670	-	12,374	-	-	-	-	25,044
Operating profit before finance costs									135,989
Finance costs									(47,244)
Operating profit									88,745
Share of results of associated companies	-	36,511	-	1,074	-	1,135	948	-	39,668
Taxation									(46,403)
Minority interests									(9,343)
Profit attributable to shareholders									72,667

For the year ended 31 December 2002

	The People's Republic of China Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	137,740	179,197	72,631	87,101	34,132	62,310	27,410	–	600,521
Inter-segment sales	4,059	7,835	4,119	2,226	1,945	1,886	728	(22,798)	–
Total	141,799	187,032	76,750	89,327	36,077	64,196	28,138	(22,798)	600,521
Results									
Segment results	15,999	58,654	18,450	34,107	13,211	6,271	4,955	–	151,647
Interest income									3,549
Dividend income									1,757
Net realised gains on other investments									1,063
Net unrealised losses on other investments									(6,848)
Provision for impairment losses on properties under development	–	(13,276)	–	–	–	–	–	–	(13,276)
Provision for impairment losses on long-term investments									(35)
Unallocated corporate expenses									(5,873)
Amortisation of negative goodwill									5,160
Deficit on valuation of investment properties	–	(3,417)	–	(10,183)	–	–	–	–	(13,600)
Loss on disposal of partial interest in a subsidiary									(788)
Operating profit before finance costs									122,756
Finance costs									(41,026)
Operating profit									81,730
Share of results of associated companies	–	36,365	–	2,331	–	805	1,128	–	40,629
Taxation									(49,690)
Minority interests									(9,275)
Profit attributable to shareholders									63,394

An analysis of the Group's turnover and results for the year by business segments is as follows:

	2003		2002	
	Turnover *US$'000*	**Segment Results** *US$'000*	Turnover *US$'000*	Segment Results *US$'000*
Hotel operation				
– Room rentals	**253,614**		289,119	
– Food and beverage sales	**221,387**		239,046	
– Rendering of ancillary services	**40,987**		48,245	
	515,988	**91,042**	576,410	138,347
Hotel management and related service fees	**28,735**	**1,243**	31,978	8,331
Property rentals	**16,119**	**4,409**	14,931	4,969
Elimination	**(20,425)**	**–**	(22,798)	–
	540,417	**96,694**	600,521	151,647

4. Operating profit

	2003 *US$'000*	Restated 2002 *US$'000*
Operating profit is stated after crediting and charging:		
Crediting		
Interest income	**2,634**	3,549
Dividend income from other investments	**1,427**	1,757
Amortisation of negative goodwill	**5,893**	5,160
Net realised gains on other investments	**676**	1,063
Net unrealised gains on other investments	**17,672**	–
Surplus on valuation of investment properties	**25,044**	–
Charging		
Depreciation of fixed assets	**36,702**	34,403
Discarding of fixed assets due to properties renovations	**14,742**	4,789
Loss on disposals of fixed assets	**28**	460
Auditors' remuneration	**618**	623
Operating lease rental in respect of land and buildings	**8,818**	8,982
Cost of inventories sold or consumed in operation	**71,131**	73,655
Staff costs	**162,948**	168,620
Deficit on valuation of investments properties	**–**	13,600
Loss on disposal of partial interest in a subsidiary	**–**	788
Net unrealised losses on other investments	**–**	6,848
Provision for impairment losses on long-term investments	**–**	35
Provision for impairment losses on properties under development and other land and buildings	**9,500**	13,276
Total finance costs	**49,498**	42,693
Less: amounts capitalised	**(2,254)**	(1,667)
Net finance costs expensed	**47,244**	41,026

5. Taxation

	2003 *US$'000*	Restated 2002 *US$'000*
Hong Kong profits tax		
– Provision for the year	**1,100**	4,817
– Deferred	**1,942**	1,077
Taxation outside Hong Kong		
– Provision for the year	**9,616**	14,512
– Deferred	**17,253**	11,314
Share of taxation attributable to associated companies	**16,492**	17,970
	46,403	49,690

(a) Hong Kong profits tax is provided at 17.5% (2002: 16%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

6. Proposed Final Dividend

The Board of Directors of the Company at the board meeting held on 21 May 2003 resolved to change its recommendation made on 21 March 2003 to distribute a final dividend of HK5 cents per share for the year ended 31 December 2002 with scrip alternative such that no final dividend was recommended to be declared for the year 2002. As a result, the amount US$13,972,000 previously disclosed as proposed dividend in the audited consolidated balance sheet as at 31 December 2002 included in the Company's 2002 annual report is reclassified as part of the retained profits in the restated consolidated balance sheet as at 31 December 2002.

7. Earnings per share

(a) Basic earnings per share of US3.33 cents (2002: US2.91 cents) is calculated based on the profit attributable to shareholders of US$72,667,000 (2002: US$63,394,000) and the weighted average number of 2,179,857,870 shares (2002: 2,176,761,192 shares) in issue during the year.

(b) Diluted earnings per share is the same as the basic earnings per share as there is no dilution effect arising from the share options granted by the Company.

8. Share capital

	No. of shares ('000)	*US$'000*
Authorised – Ordinary shares of HK$1 each		
At 1 January 2003 and 31 December 2003	5,000,000	646,496
Issued and fully paid – Ordinary shares of HK$1 each		
At 1 January 2003	2,179,656	281,788
Issue of scrip dividend shares	1,673	215
At 31 December 2003	2,181,329	282,003

9. Transfer to/(from) reserves

	2003	Restated 2002
	US$'000	*US$'000*
Deficit on valuation charged against investment properties revaluation reserve, net of taxation	**(17,866)**	(25,043)
Surplus/(Deficit) on valuation credited to/(charged against) share of investment properties revaluation reserves in associated companies, net of taxation	**5,849**	(21,712)
Transfer to retained profits from investment properties revaluation reserve on disposal of partial interest in a subsidiary	**–**	(205)
Transfer to profit and loss account from share of investment properties revaluation reserves in associated companies on disposal of partial interest in a subsidiary	**–**	(27)
Exchange differences credited to exchange fluctuation reserve *(note 10)*	**23,550**	20,983
Charged against share premium on repurchase of shares	**–**	(836)
Transfer from retained profits to other reserve	**283**	500
Transfer from retained profits to capital redemption reserve on repurchase of shares	**–**	225
Credit to share premium on issue of scrip dividend	**1,261**	2,087

10. Exchange differences arising on translation

The amount of US$23,550,000 (2002: US$20,983,000) represents the movement of the exchange fluctuation reserve during the year. The accounts of overseas subsidiaries and associated companies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising on such translation are taken directly to the exchange fluctuation reserve.

Details of the Group's treasury policies are stated under the section headed "Treasury Policies".

11. Contingent liabilities and charges over assets

(a) Contingent liabilities

As at 31 December 2003, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and an associated company. The utilised amount of such facilities covered by the Company's guarantees and which also represented the financial exposure of the Company as at 31 December 2003 amounts to US$990,960,000 (2002: US$943,729,000) for the subsidiaries and nil balance (2002: US$29,759,000) for the associated company.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to an associated company. The utilised amount of such facilities covered by the Group's guarantees for the associated company as at 31 December 2003 amounts to US$9,986,000 (2002: US$44,764,000 for four associated companies).

(iii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract entered during the year. The maximum cumulative amount of liability under such guarantee is A$10,000,000 (equivalent to US$7,500,000).

(b) Charges over assets

As at 31 December 2003, bank loan and banking facility of a subsidiary amounting to US$11,765,000 (2002: US$12,371,000) were secured by charges over the investment property and other fixed assets of the subsidiary with net book values totalling US$64,706,000 (2002: US$57,537,000) and other assets totalling US$3,381,000 (2002: US$2,917,000). Bank loan of a subsidiary amounting to US$4,201,000 (2002: US$5,075,000) was secured by charges over other investments of this subsidiary with net book value totalling US$12,349,000 (2002: US$8,628,000).

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges over assets as at 31 December 2003.

12. Commitments for capital expenditure

As at 31 December 2003, the Group's capital commitments include amounts in respect of ongoing capital expenditure at existing properties and its commitments to development projects amounted to approximately:

	2003	2002
	US$'000	*US$'000*
Contracted but not provided for	**142,757**	86,958
Authorised by Directors but not contracted for	**749,693**	354,612
	892,450	441,570

OPERATIONS REVIEW

The Group's turnover from operations is derived principally from hotel operations. Turnover from hotel operations has been affected in recent years by global and regional economic problems, political problems in some countries in the Asian region, security concerns and in 2003 by travel advisories issued by the World Health Organization ("WHO") and governments following the outbreak of Severe Acute Respiratory Syndrome ("SARS") in Hong Kong, Mainland China and other countries in South East Asia.

The outbreak of SARS in late March 2003 led to an unprecedented decline in travel volumes, hotel occupancies and food and beverage spending throughout most of the Asian region and had a material adverse effect on the Group's financial condition and operations for the first half of 2003. The Group's operations in Asia, particularly occupancies, were adversely affected especially in the core markets of Hong Kong, Mainland China and Singapore. In response to the unprecedented business situation, management took immediate actions to minimise expenditures especially salaries, wages and discretionary costs, conserve cash resources and maintain sufficient banking facilities to fund capital commitments and working capital needs. With the progressive lifting of travel warnings issued by the WHO in June 2003, air-travel volumes and hotel occupancies have recovered. Overall weighted average yield for the year decreased by 11% compared to 2002.

The performance of the Group's investment properties showed improvement with the exception of the serviced apartments in Beijing and Shanghai, the commercial and office spaces in Changchun and Singapore; and the office spaces in Malaysia.

Revenue

Hotel Operation

As at 31 December 2003, the Group has equity interest in 36 operating hotels.

The key performance indicators of the Group's hotels on a combined basis are as follows:

Country	**2003 Weighted Average**			2002 Weighted Average		
	Occupancy (%)	**Transient Room Rate (US$)**	**RevPAR (US$)**	Occupancy (%)	Transient Room Rate (US$)	RevPAR (US$)
The People's Republic of China						
Hong Kong	**45**	**188**	**113**	66	184	131
Mainland China	**56**	**86**	**49**	68	83	58
Singapore	**56**	**105**	**63**	68	108	72
The Philippines	**59**	**92**	**57**	58	93	56
Malaysia	**58**	**59**	**36**	57	58	33
Thailand	**57**	**103**	**55**	60	96	67
Fiji	**63**	**92**	**60**	72	77	55
Indonesia	**39**	**92**	**32**	36	101	31
Myanmar	**37**	**34**	**12**	39	34	12

Note: The room yields ("RevPAR") of hotels under renovation have been computed by excluding the number of rooms under renovation.

Hotel Management

The hotel management arm of the Group, SLIM International Limited and its subsidiaries, provides hotel management and/or technical consultation and project management services for hotels under development or renovation and hotel management and marketing services for operating hotels.

Due to the poor performance of the operating hotels for reasons set out earlier and also due to the opening of new overseas sales and/or reservation offices in Guangzhou, Melbourne, Dubai and Kuala Lumpur, the hotel management group's profit before tax and before elimination for consolidation for 2003 was US$0.7 million compared to US$6.9 million in 2002.

Property Rentals

The Group's principal investment properties are located in Shanghai and Beijing and owned by associated companies. Yields of the commercial space in these two cities registered increases ranging from 4% at the Shanghai Centre to 16% at the Phase II of the China World Trade Center. Yields of the office space in Beijing registered a 2% to 4% increase but the emergence of competitive supply led to a decline in the yields of the serviced apartments ranging between 3% to 28%. Yields of the serviced apartments in the Shanghai Centre recorded a marginal growth of 1% but those at the Shanghai Kerry Centre recorded a decline of 6%. Yields of the office space in the Shanghai Kerry Centre increased by 21% but the increase in total office leasable area at the Shanghai Centre led to a decrease in occupancy and yields by 6% and 7%, respectively.

The serviced apartments in the Century Tower, Dalian recorded a 12% increase in yields with the occupancy rate increasing to 59% from 49% in 2002.

Weighted average yields of the serviced apartments in Singapore increased by 5%. Yields of the commercial space in Tanglin Mall and the office space in Tanglin Place registered a decline by 5% and 17%, respectively.

In Kuala Lumpur, the yields of the serviced apartments remained constant. The yields of the commercial space increased by 2% while the yields of the office space recorded a decline of 5%. In Johor Bahru, the property recorded yield improvements for its commercial and office space of 9% and 8%, respectively.

Yields of the office space in Bangkok registered an increase of 8%.

Consolidated Profits

Consolidated profits attributable to shareholders for 2003 increased to US$72.7 million from US$63.4 million after incorporating the financial effects of the following:

(a) The high component of fixed operating costs in the hotel business. In the context of a decrease in revenues, the impact of these costs on profits is exacerbated.

(b) Increased depreciation charge relative to 2002 arising from:

(i) Completion of major renovations at the Group's hotels.
(ii) Reversal of depreciation over provided in earlier years in 2002, in respect of Shangri-La Hotel, Singapore; and
(iii) Realignment of depreciation policy in respect of the Fiji hotels.

(c) Increase in interest costs of corporate borrowings by US$5.3 million.

(d) Non-operating items:

	2003		2002	
(In US$ million)	**Before minority interests**	**After minority interests**	Before minority interests	After minority interests
Net realised gains and unrealised gains/(losses) from other investments	**18.3**	**17.1**	(5.8)	(5.4)
Surplus/(deficit) on valuation of investment properties	**25.0**	**22.6**	(13.6)	(12.9)
Provision for impairment losses on other land or properties under development	**(9.5)**	**(9.5)**	(13.3)	(13.3)
Loss on discarding of fixed assets due to properties renovations	**(14.7)**	**(13.9)**	(4.8)	(3.8)

CORPORATE DEBT AND FINANCIAL CONDITIONS

Taking advantage of the liquidity in the banking system and with a view to address its capital commitment requirements, the Group executed 7 unsecured bilateral Hong Kong dollars loan agreements with individual banks in the second half of 2003 in a total amount of HK$2,600 million. These loans have a maturity of 5 years and their all-inclusive cost ranged between 50 to 55 basis points over HIBOR. With these facilities in place, the Group prepaid by October 2003, the outstanding balance under a US$400 million dual currencies loan agreement which carried a higher interest rate. These new loans have served to push out loan maturities, benefited the Group in terms of interest arbitrage and have augmented funding capacity for the Group's development efforts.

During the year, subsidiaries in Mainland China have obtained new bank loan facilities in an aggregate amount of Renminbi 991 million to finance project development and working capital requirements. Together with facilities contracted earlier, the total bank loans contracted aggregate RMB1,201 million. A subsidiary in Malaysia has also obtained a new bank loan facility of Malaysian Ringgit 35 million to finance its renovation project.

The Group has satisfactorily complied with all covenants under its loan agreements.

In February 2004, the Company under an arrangement involving placement of existing shares and subscription top-up for new shares issued 183,832,000 new shares at HK$7.4 per share to certain companies within the Kuok Group. The net proceeds from such issue were approximately HK$1,360 million.

In March 2004, the Group issued zero coupon guaranteed convertible bonds due March 2009, in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent of their principal amount on the maturity date. The net proceeds from such issue were approximately US$196.4 million.

Pending use of all these proceeds from new issue of shares and bonds to finance the development of new hotels of the Group, primarily in Mainland China, such proceeds have been temporarily used principally to reduce the borrowings, or placed in short term bank deposits to minimise interest costs.

The analysis of loans outstanding as at 31 December 2003 is as follows:

	Maturities of Bank Loans, Overdrafts and Other Borrowings Contracted as at 31 December 2003				
			Repayment		
(US$ million)	**Within 1 year**	**In the 2nd year**	**In the 3rd to 5th year**	**After 5 years**	**Total**
Unsecured					
Corporate bank loans	–	–	941.0	–	941.0
Project bank loans and overdrafts	144.4	50.8	31.7	13.7	240.6
Floating rate notes	17.6	–	–	–	17.6
	162.0	50.8	972.7	13.7	1,199.2
Secured					
Project bank loans and overdrafts	16.0	–	–	–	16.0
Total Borrowings	178.0	50.8	972.7	13.7	1,215.2
Undrawn but committed facilities					
Bank loans and overdrafts	104.4	9.8	228.0	–	342.2

The currency-mix of the borrowings and cash and bank balances as at 31 December 2003 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	952.6	6.2
In Singapore dollars	149.6	2.8
In Malaysian Ringgit	48.6	2.4
In Renminbi	55.3	32.4
In US dollars	9.1	79.0
In Thai Baht	–	12.9
In Philippine Pesos	–	5.3
In Fiji dollars	–	9.1
In other currencies	–	0.2
	1,215.2	150.3

The borrowings in Hong Kong dollars, Singapore dollars, Malaysian Ringgit and United States dollars are at variable rates of interest at spreads over HIBOR, Swap Rate/Money Market Rate, Cost of Funds and SIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 31 December 2003, of the Group's cash and bank balances, US$63.8 million (2002: US$79.9 million) were kept in Mainland China, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) Minimise Interest Risk

This is accomplished in the loan re-financing and loan negotiation process, and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at 31 December 2003, the Group had executed three-year contracts for an aggregate principal amount of HK$4,916 million and four-year contracts for an aggregate principal amount of HK$500 million at fixed interest rates ranging between 3.735% to 5.74% per annum. The interest cover continues through December 2006.

(b) Minimise Currency Risk

The Group has an economic hedge in terms of currency risk to the extent that most of the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and the expenses associated therewith) in local currencies. In addition, a substantial portion of the hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States Dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such cover.

FIXED ASSET VALUATION

With the exception of properties held on leases of which the unexpired term is 20 years or less, all investment properties including hotels are stated at professional valuations carried out by independent firms of professional valuers as at 31 December 2003. The valuations made in the current year end results in a surplus of US$25.0 million before adjustment for minority interests (US$22.6 million after minority interests) credited to the 2003 profit and loss account. In addition, the Group has made a provision of US$9.5 million for impairment losses on other land in 2003.

OTHER INVESTMENTS

The Group continued to gradually dispose its investment portfolio in marketable securities. In 2003, this disposal for US$8.2 million recorded realised gains of US$0.7 million (both before and after adjustment of minority interests). Dividend income from these marketable securities of US$1.4 million (both before and after adjustment of minority interests) was recorded in 2003.

As at 31 December 2003, the market value of the Group's investment portfolio was US$48.8 million which included unrealised gains of US$17.7 million before adjustment of minority interests (US$16.4 million after minority interests). The investment portfolio included 13,195,055 ordinary shares in the Company ("such SA shares") with a market value of US$12.3 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by that wholly owned subsidiary of SHPCL before the Company acquired the controlling interests in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group.

PROJECTS/RENOVATIONS

The Group has embarked on an extensive renovation programme for its major hotels to ensure that they are in excellent condition thus retaining their competitive advantage and preserving the integrity of the Group's brands. Major renovations at 10 hotels/resorts including Kowloon Shangri-La, Hong Kong, China World Hotel, Beijing, Shangri-La Hotel, Singapore, Shangri-La Hotel, Kuala Lumpur and Shangri-La Hotel, Bangkok have been completed in 2003. The fit-out of an additional 80 guestrooms at the Shangri-La Hotel, Qingdao has also been completed. The availability of renovated and upgraded facilities has been timed to coincide with the turn-around in business conditions in the region. The Group constantly strives to introduce new concepts. It has recently initiated the construction of state-of-the-art spa facilities in some of its hotels and resorts, and the first of these will be operational at the Shangri-La Hotel, Bangkok towards the end of May 2004.

In Mainland China, the Shangri-La Hotel, Zhongshan opened for business on 9 January 2004. The Shangri-La Hotel, Fuzhou is expected to open in late 2004 and an extension to the Pudong Shangri-La, Shanghai is expected to open in early 2005.

The Group has also initiated planning and/or development work for new hotels to be built in Mainland China viz. Chengdu, Futian in Shenzhen, Ningbo, Xian and Guangzhou. Planning submissions for the hotel at Jingan Nanli, Shanghai are on-going. Land has also been acquired for a new hotel development in Guilin. The Group through its subsidiary in Thailand has also commenced work on a new hotel project on its vacant land in Chiang Mai, Thailand. These new hotels are expected to progressively open for business from mid 2006 through end of 2007. By the end of 2007, it is envisaged that the number of operating hotels in which the Group has an equity interest will increase from 36 as at 31 December 2003 to 46.

MANAGEMENT CONTRACTS

In 2003, the Group signed 6 new hotel management contracts for hotels owned by third parties which included the successful rebranding of the Shangri-La Hotel, Sydney on 1 July 2003. The others are located in Cairns, New Delhi, Haikou (Mainland China), Kuala Lumpur and Doha and will open for business from late 2004 through mid 2006. In February 2004, the Group signed a management contract to operate the Traders Hotel, Suzhou in Mainland China which is expected to open in mid 2005. The Putrajaya Shangri-La, Malaysia in Kuala Lumpur and the Shangri-La Hotel, Dubai commenced operations on 4 February 2003 and 8 July 2003 respectively. Based on contracts executed to date, the number of operating hotels under management and owned by third parties will increase from 6 as at 31 December 2003 to 18 by mid 2006.

PROSPECTS

Asia and in particular Mainland China has been the primary focus of the Group's business. However, the Group believes the presence in key markets which serve its hotels in Asia will reinforce its competitive position and improve the overall global awareness of its brands. To this end, it has actively pursued and successfully concluded management contract opportunities in Australia, South Asia (Maldives and India) and the Middle East. It also continues to prospect for suitable opportunities in key gateway cities in Europe and North America. The Group views these opportunities with strategic interest in not only underpinning the brand but also improving return on investments for shareholders.

Nevertheless, Mainland China will continue to be the primary choice for the Group's investments in hotels given the strong fundamentals of high annual GDP growth rates, growing disposable incomes, a very high year on year growth in domestic travel (by 10%) and international travel (by 8%). The Group is supplementing its investment plans by also seeking management contract opportunities which do not involve any equity commitment. The Group expects that this approach will help it to rapidly extend its network of hotels and maintain its brand dominance in a very important market. Further, as increasing numbers of Mainland Chinese travel overseas, the Group's hotels elsewhere in the region will also stand to benefit.

PERSONNEL

As at 31 December 2003, the Company and its subsidiaries had approximately 16,300 employees. Salaries are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes. The Group has extensive training programmes to ensure its employees have the skills and knowledge to be the best in their fields. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment and instill in its employees the philosophy of "Shangri-La Hospitality from Caring People". In-house training is supplemented by retaining outside professional training agencies.

SHARE OPTION SCHEME

At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

No new option has been granted during the year and up to the date of this announcement. No option has been exercised so far.

As of this date, options outstanding under the two option schemes are as follows:

	Executive Option Scheme			**New Option Scheme**
Grant Date	**1 May 1998**	**15 January 2000**	**15 January 2001**	**29 May 2002**
Balance	12,278,861	7,859,463	4,589,521	16,320,000
Exercise price per option share	HK$8.26	HK$8.82	HK$8.18	HK$6.81

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on the HKSE (the "HK Listing Rules"), throughout the year.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee currently comprises five members including the Chairman, the Deputy Chairman, one executive Director and two non-executive Directors, one of them being independent.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TOW Heng Tan. The Committee reviewed the Group's 2003 final results before they were tabled for the Board's review and approval.

REGISTERS OF MEMBERS

The Registers of Members will be closed from Thursday, 20 May 2004 to Tuesday, 25 May 2004, both dates inclusive. To qualify for the proposed final dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Wednesday, 19 May 2004.

ANNUAL GENERAL MEETING

The forthcoming Annual General Meeting of the Company will be held on Tuesday, 25 May 2004.

By Order of the Board
Shangri-La Asia Limited
KUOK Khoon Loong, Edward
Chairman

Hong Kong, 29 March 2004

Remark: The website of the HKSE (http://www.hkex.com.hk) will contain all the information of the Group required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the HK Listing Rules in due course.

"Please also refer to the published version of this announcement in the South China Morning Post"